Filed by Merry Land Properties, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Merry Land Properties, Inc.
Commission File No.: 000-29778

February 20, 2003

Dear fellow shareholders:

        We recently announced that we have agreed to merge Merry Land Properties, Inc. into Cornerstone Income Realty Trust, Inc., a New York Stock Exchange listed REIT headquartered in Richmond Virginia, which owns over 21,000 apartment units in 81 communities throughout the Southeast and Texas. Merry Land’s 2,000 units in nine communities in Charleston and Savannah will significantly enhance Cornerstone’s Southern franchise. To accomplish this transaction Cornerstone will issue new securities with a current value of $42 million to Merry Land’s shareholders and will assume $94 million in debt and other liabilities. The combined company will have total assets of over $1.1 billion. We expect the transaction to close late next quarter.

        For each share of Merry Land common stock, our shareholders will receive 1.818 Cornerstone common shares and 0.220 shares of Cornerstone non-dividend preferred stock which will be convertible into 0.220 common shares, probably by the end of this year, upon the completion and lease up of our Merritt at Whitemarsh project in Savannah. The total value of these securities is approximately $15.00 per Merry Land common share, which over the last forty-five days has traded at an average price of $9.17. The transaction will be completely tax free to our shareholders.

        This consideration represents a 65% premium over our recent stock price and is triple the price of $5.00 per share at which our stock began trading in October 1998. Furthermore, the Cornerstone common shares currently pay an annual dividend of $0.80 per share and, assuming no change in the annual dividend rate and the conversion of the Cornerstone preferred stock, each pre-merger share of Merry Land common would receive annual distributions equal to $1.63 upon conversion of the preferred. This represents an 18% annual dividend yield on the pre-merger price of Merry Land shares and a 32% annual yield on the original Merry Land shares.

        In order to facilitate the transaction, a private company, called Merry Land & Investment Company, LLC, has been formed by members of Merry Land’s management to buy the company’s non apartment assets, which Cornerstone did not want, and to continue the construction of its development pipeline, since Cornerstone has no internal development capability. The new entity’s principals are Tennent Houston, Mike Thompson, Dorrie Green and Fred Bolt. We also expect to continue building apartments for Cornerstone, for our own account and for other investors.

        While we are delighted to provide such spectacular returns to our shareholders, we regret that our company must wind down its operations and that the “Merry Land” name, which has now been associated with two very successful enterprises, will depart the roster of public companies. We wish the best to all the many friends we have made over the years at Merry Land, and especially to all of our former colleagues. And we thank you, our fellow shareholders, for giving us the privilege and the honor of serving as officers and directors of Merry Land.

Sincerely,

/s/ W. Tennent Houston	/s/ Michael N. Thompson
W. Tennent Houston	Michael N. Thompson
Chairman	President

        Certain statements contained herein constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Cornerstone or Merry Land to be materially different from results expressed or implied by such forward-looking statements. Such factors include, among other things, risks associated with the completion of the merger, risks associated with the unanticipated adverse business developments affecting Cornerstone or Merry Land, adverse changes in the real estate markets, and local as well as general economic and competitive factors. In addition, the timing and amounts of distributions to common shareholders are within the discretion of Cornerstone’s board of directors. There is no assurance that planned events or results will be achieved. In connection with the proposed merger, Cornerstone intends to file a registration statement with the Securities and Exchange Commission that will contain the prospectus of Cornerstone relating to the securities to be issued as consideration in the merger and the proxy statement of Merry Land relating to the special meeting at which the proposed merger will be considered and voted upon by Merry Land’s shareholders, as well as other relevant documents concerning the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus, along with any other documents filed with the SEC, when they become available, because they will contain important information. You will be able to obtain a free copy of the registration statement, including the exhibits filed therewith, at the SEC’s website at www.sec.gov. In addition, you may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge by requesting them from Cornerstone, in writing, at Cornerstone Realty Income Trust, Inc., Attention: Philip J. Hart, 306 East Main Street, Richmond, Virginia 23219, or by telephone at (804) 643-1761; or from Merry Land, in writing, at Merry Land Properties, Inc., Attention: Dorrie E. Green, 209 Seventh Street, Suite 300, Augusta, Georgia 30901, or by telephone at (706) 722-6756.

        Merry Land, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Merry Land shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Merry Land may have in the transaction will be available in the proxy statement/prospectus.